Exhibit 12.1

Veeco Instruments Inc.

Ratio of Earnings (Loss) to Fixed Charges

	Nine Months Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in ‘000s)	2016	2015	2014	2013	2012	2011
Fixed Charges
(a) Interest expense including capitalized interest	166	464	715	598	1,502	4,600
(b) Amortized premiums, discounts, and capitalized expenses related to indebtedness*	—	—	—	—	—	—
(c) Estimate of interest within rental expense**	600	752	755	967	1,167	900
(d) Preference security dividend requirements	—	—	—	—	—	—
Total Fixed Charges	766	1,216	1,470	1,565	2,669	5,500

Earnings
ADD
(a) Income (loss) from continuing operations before income taxes	(114,535)	(22,646)	(78,354)	(71,210)	38,186	272,086
(b) Fixed charges	766	1,216	1,470	1,565	2,669	5,500
(c) Amortization of capitalized interest	—	—	—	—	—	—
(d) Distributed income of equity investees	—	—	—	—	—	—
(e) Veeco’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.	—	—	—	—	—	—
SUBTRACT
(a) Interest capitalized during the period	—	—	—	—	—	—
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
(c) Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.	—	—	—	—	—	—
Total Earnings	(113,769)	(21,430)	(76,884)	(69,645)	40,855	277,586

Ratio of Earnings (Loss) to Fixed Charges	(148.5)	(17.6)	(52.3)	(44.5)	15.3	50.5
Deficiency	114,535	22,646	78,354	71,210	N/A	N/A

* Only to the extent not already included in Interest Expense

** Estimated to be 1/3 of Rental Expense